Exhibit 11

DOMINION RESOURCES, INC.

COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

ASSUMING FULL DILUTION

	(Million, Except Per Share Amounts)
	2002	2001	2000
Basic earnings per common share:
Consolidated net income (1)	$1,362	$544	$436

Adjustment to average common shares:
Shares of common stock—average shares outstanding	281.0	250.2	235.2
Basic earnings per common share	$4.85	$2.17	$1.85

Diluted earnings per common share:
Consolidated net income	$1,362	$544	$436

Adjustment to average common shares:
Shares of common stock—average shares outstanding	282.6	252.5	235.9
Diluted earnings per common share	$4.82	$2.15	$1.85

Notes:    (1) See the Consolidated Statements of Income.

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